Exhibit 99.1

Sierra Metals Reports Third-Quarter 2021 Production Results, Expecting to Meet Low End of Revised Annual Production Guidance as the Production Ramps Up to Full Capacity at All Three Mines

TORONTO--(BUSINESS WIRE)--October 18, 2021--Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) ("Sierra Metals" or "the Company") is pleased to report third-quarter 2021 production results.

Results are from Sierra Metals' three underground mines in Latin America: The Yauricocha polymetallic mine in Peru, and the Bolivar copper and Cusi silver Mines in Mexico.

Third Quarter 2021 Consolidated Production Results

  Copper production of 8.3 million pounds; a 32% decrease from Q3 2020
  Zinc production of 19.1 million pounds; a 23% decrease from Q3 2020
  Silver production of 0.8 million ounces; a 21% decrease from Q3 2020
  Lead production of 7.8 million pounds; a 20% decrease from Q3 2020
  Gold production of 2,261 ounces; a 43% decrease from Q3 2020
  Copper equivalent production of 21.9 million pounds; a 38% decrease from Q3 2020

Luis Marchese, CEO of Sierra Metals, commented: "The third quarter has been particularly difficult for the Company. It has presented us with tough challenges arising from sequencing issues due to the COVID-19 limitations over the last year, as well as unexpected equipment availability issues that impacted throughput, head grades and recoveries, particularly at the Bolivar Mine. Additionally, during the quarter, Cusi presented operational limitations caused by high temperatures at the available mineable areas. However, these issues are temporary in nature, and we expect to meet the lower end of the revised annual production guidance.

He continued, "With the strategic review now completed, we can now focus all of our efforts on stabilizing our operations to their full potential. We see improved workforce and contractor availability which should allow us to catch up on the development and preparation of higher grade stopes for inclusion into the mine plan in the coming quarters. We have reinitiated work on a backlog of accumulated sustaining infrastructure projects as well as on exploration from our brownfield drilling programs which are expected to improve the quality and tonnage of our mineral resources. We also expect to publish the Preliminary Feasibility Study for Bolivar by year end, followed by Q1 2022 for Yauricocha and Cusi by Q2 2022, which support planned throughput growth at the mines."

He concluded, "Despite the difficult challenges encountered this year, the quality of the resource base at our three mines underpins an improved outlook for the Company. With a renewed focus and refined strategy, we expect to continue on a path of striving for production growth while optimizing and improving operations with a goal of cost reduction as we complete this year and continue into 2022, which will benefit all stakeholders in the Company."

Consolidated Production Results

Consolidated Production	Three Months Ended September 30,			Nine Months Ended September 30,
	2021	2020	% Var.	2021	2020	% Var.

Tonnes processed	750,208	798,458	-6%	2,312,163	2,050,641	13%
Daily throughput	8,574	9,125	-6%	8,808	7,812	13%

Silver production (000 oz)	807	1,023	-21%	2,722	2,543	7%
Copper production (000 lb)	8,256	12,153	-32%	25,686	33,636	-24%
Lead production (000 lb)	7,841	9,855	-20%	24,805	25,340	-2%
Zinc production (000 lb)	19,112	24,869	-23%	64,368	60,256	7%
Gold Production (oz)	2,261	3,989	-43%	7,709	10,408	-26%

Silver equivalent ounces (000's)(1)	3,842	4,193	-8%	11,622	12,119	-4%
Copper equivalent pounds (000's)(1)(2)	21,870	35,170	-38%	71,966	89,100	-19%
Zinc equivalent pounds (000's)(1)	68,489	96,867	-29%	228,824	242,563	-6%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2021 were calculated using the following realized prices: $24.20/oz Ag, $4.25/lb Cu, $1.36/lb Zn, $1.07/lb Pb, $1,790/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2020 were calculated using the following realized prices: $24.89/oz Ag, $2.97/lb Cu, $1.08/lb Zn, $0.85/lb Pb, $1,916/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2021 were calculated using the following realized prices: $25.81/oz Ag, $4.17/lb Cu, $1.31/lb Zn, $0.99/lb Pb, $1,796/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2020 were calculated using the following realized prices: $19.35/oz Ag, $2.63/lb Cu, $0.97/lb Zn, $0.80/lb Pb, $1,742/oz Au.
(2) In August 2021, the Company revised its annual production guidance to 110 million to 115 million copper equivalent pounds, using the following budgeted metal prices: $25.15/oz Ag, $3.12/lb Cu, $1.09/lb Zn, $0.90/lb Pb and $1,936/oz Au. For direct comparison, the 9-month copper equivalent production calculated at same metal prices is 82 million pounds . As such, the anticipated annual production is expected to be in the guidance range.

Yauricocha Mine, Peru

Operating at an average daily ore throughput rate of 3,705 tpd (calculated for the number of operating days) during Q3 2021, the Yauricocha mine processed 324,196 tonnes which is a 2% increase compared to Q3 2020.

Grades for all metals were lower for the quarter due to the sequencing of mining with more ore coming from the Esperanza and Cachi Cachi zone, which are concentrated copper sulphide zones versus polymetallic zones, which contain more zinc and lead. As a result, during Q3 2021, mining operations focused on these larger but lower-grade ore bodies. As a result, recoveries for all metals, except gold, were negatively impacted by the lower head grades.

A summary of production from the Yauricocha Mine for Q3 2021 is provided below:

Yauricocha Production	Three Months Ended September 30,			Nine Months Ended September 30,
	2021	2020	% Var.	2021	2020	% Var.

Tonnes processed	324,196	318,155	2%	979,316	805,914	22%
Daily throughput	3,705	3,636	2%	3,731	3,070	22%

Silver grade (g/t)	56.84	61.32	-7%	56.04	64.19	-13%
Copper grade	0.87%	1.01%	-14%	0.71%	1.11%	-36%
Lead grade	1.14%	1.52%	-25%	1.23%	1.56%	-21%
Zinc grade	3.06%	4.00%	-24%	3.35%	3.84%	-13%
Gold Grade (g/t)	0.51	0.55	-7%	0.46	0.61	-25%

Silver recovery	76.11%	82.93%	-8%	79.70%	82.56%	-3%
Copper recovery	74.61%	76.20%	-2%	69.84%	76.19%	-8%
Lead recovery	87.33%	89.53%	-2%	90.15%	88.58%	2%
Zinc recovery	87.39%	88.63%	-1%	89.82%	88.32%	2%
Gold Recovery	21.96%	19.19%	14%	20.91%	19.19%	9%

Silver production (000 oz)	451	520	-13%	1,385	1,373	1%
Copper production (000 lb)	4,641	5,419	-14%	11,020	14,967	-26%
Lead production (000 lb)	7,146	9,550	-25%	23,683	24,564	-4%
Zinc production (000 lb)	19,112	24,869	-23%	64,368	60,256	7%
Gold Production (oz)	1,169	1,076	9%	3,102	3,180	-2%

Silver equivalent ounces (000's)(1)	2,740	2,652	3%	7,554	7,727	-2%
Copper equivalent pounds (000's)(1)	15,596	22,245	-30%	46,775	56,809	-18%
Zinc equivalent pounds (000's)(1)	48,840	61,269	-20%	148,727	154,655	-4%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2021 were calculated using the following realized prices: $24.20/oz Ag, $4.25/lb Cu, $1.36/lb Zn, $1.07/lb Pb, $1,790/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2020 were calculated using the following realized prices: $24.89/oz Ag, $2.97/lb Cu, $1.08/lb Zn, $0.85/lb Pb, $1,916/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2021 were calculated using the following realized prices: $25.81/oz Ag, $4.17/lb Cu, $1.31/lb Zn, $0.99/lb Pb, $1,796/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2020 were calculated using the following realized prices: $19.35/oz Ag, $2.63/lb Cu, $0.97/lb Zn, $0.80/lb Pb, $1,742/oz Au.

Bolivar Mine, Mexico

The Bolivar Mine processed 364,941 tonnes in Q3 2021, or a decrease of 11% from the 410,468 tonnes processed in Q3 2020, due to the low availability of equipment, including mining scoops during the quarter. The average daily ore throughput realized during the quarter was approximately 4,171 tpd. Head grades were impacted by a COVID-induced lag on development and infill drilling, which resulted in changes of the mining sequence, as well as dilution issues, which are being corrected. The 11% decrease in throughput combined with lower head grades and recoveries for all metals resulted in a 55% decrease in copper equivalent pounds produced during Q3 2021 compared to Q3 2020. In Q3 2021, copper production decreased by 46% to 3.6 million pounds, silver production decreased 52% to 95 thousand ounces, and gold production decreased 67% to 899 ounces compared to Q3 2020.

A summary of production for the Bolivar Mine for Q3 2021 is provided below:

Bolivar Production	Three Months Ended September 30,			Nine Months Ended September 30,
	2021	2020	% Var.	2021	2020	% Var.

Tonnes processed (t)	364,941	410,468	-11%	1,121,880	1,096,981	2%
Daily throughput	4,171	4,691	-11%	4,274	4,179	2%

Copper grade	0.61%	0.86%	-29%	0.75%	0.89%	-16%
Silver grade (g/t)	11.18	18.20	-39%	16.70	21.39	-22%
Gold grade (g/t)	0.10	0.32	-67%	0.17	0.30	-43%

Copper recovery	73.06%	86.07%	-15%	79.06%	86.31%	-8%
Silver recovery	71.97%	82.89%	-13%	81.91%	82.56%	-1%
Gold recovery	73.23%	64.17%	14%	67.62%	63.97%	6%

Copper production (000 lb)	3,615	6,734	-46%	14,666	18,669	-21%
Silver production (000 oz)	95	199	-52%	494	623	-21%
Gold production (oz)	899	2,740	-67%	4,117	6,843	-40%

Silver equivalent ounces (000's)(1)	796	1,213	-34%	3,148	3,778	-17%
Copper equivalent pounds (000's)(1)	4,531	10,173	-55%	19,495	27,776	-30%
Zinc equivalent pounds (000's)(1)	14,190	28,019	-49%	61,987	75,617	-18%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2021 were calculated using the following realized prices: $24.20/oz Ag, $4.25/lb Cu, $1.36/lb Zn, $1.07/lb Pb, $1,790/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2020 were calculated using the following realized prices: $24.89/oz Ag, $2.97/lb Cu, $1.08/lb Zn, $0.85/lb Pb, $1,916/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2021 were calculated using the following realized prices: $25.81/oz Ag, $4.17/lb Cu, $1.31/lb Zn, $0.99/lb Pb, $1,796/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2020 were calculated using the following realized prices: $19.35/oz Ag, $2.63/lb Cu, $0.97/lb Zn, $0.80/lb Pb, $1,742/oz Au.

Cusi Mine, Mexico

The Cusi mine processed 61,071 tonnes during Q3 2021, which is a 13% decrease as compared to Q3 2020. Silver equivalent production for Q3 2020 was 306 thousand ounces or a 7% decline from Q3 2020, resulting from lower throughput and 5% lower silver head grades partially offset by 3% higher recoveries as compared to Q3 2020. The decline in silver grades resulted from the inability to operate in some of the targeted higher grade zones due to issues related to excessive underground water and heat. A newly driven raise bore and upgraded pumping system were installed during the quarter allowing access to these areas.

Silver production decreased 14% to 261 thousand ounces, gold production increased 12% to 193 ounces, and lead production increased 128% to 0.7 million pounds in Q3 2021 compared to Q3 2020.

A summary of production for the Cusi Mine for Q3 2021 is provided below:

Cusi Production	Three Months Ended September 30,			Nine Months Ended September 30,
	2021	2020	% Var.	2021	2020	% Var.

Tonnes processed (t)	61,071	69,835	-13%	210,967	147,746	43%
Daily throughput(2)	698	1,074	-35%	804	969	-17%

Silver grade (g/t)	161.03	168.65	-5%	151.98	143.46	6%
Gold grade (g/t)	0.18	0.18	0%	0.16	0.18	-11%
Lead grade	0.62%	0.25%	148%	0.29%	0.29%	0%

Silver recovery (flotation)	82.63%	80.36%	3%	81.77%	80.29%	2%
Gold recovery (lixiviation)	55.89%	43.61%	28%	43.90%	45.17%	-3%
Lead recovery	82.64%	79.30%	4%	82.36%	82.18%	0%

Silver production (000 oz)	261	304	-14%	843	547	54%
Gold production (oz)	193	173	12%	490	385	27%
Lead production (000 lb)	695	305	128%	1,122	776	45%

Silver equivalent ounces (000's)(1)	306	328	-7%	920	614	50%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2021 were calculated using the following realized prices: $24.20/oz Ag, $4.25/lb Cu, $1.36/lb Zn, $1.07/lb Pb, $1,790/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2020 were calculated using the following realized prices: $24.89/oz Ag, $2.97/lb Cu, $1.08/lb Zn, $0.85/lb Pb, $1,916/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2021 were calculated using the following realized prices: $25.81/oz Ag, $4.17/lb Cu, $1.31/lb Zn, $0.99/lb Pb, $1,796/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2020 were calculated using the following realized prices: $19.35/oz Ag, $2.63/lb Cu, $0.97/lb Zn, $0.80/lb Pb, $1,742/oz Au.

(2) Cusi remained in care & maintenance throughout Q2 2020 and part of Q3 2020. Hence daily throughput for Q3 2020 and 9M 2020 has been calculated for 65 days and 152 days only.

Quality Control

All technical data contained in this news release has been reviewed and approved by Americo Zuzunaga, FAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves.

About Sierra Metals

Sierra Metals Inc. is a diversified Canadian mining company focused on the production and development of precious and base metals from its polymetallic Yauricocha Mine in Peru, and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

For further information regarding Sierra Metals, please visit www.sierrametals.com.

Continue to Follow, Like and Watch our progress:

Web: www.sierrametals.com | Twitter: sierrametals | Facebook: SierraMetalsInc | LinkedIn: Sierra Metals Inc

Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the date of the 2020 Shareholders' Meeting and the anticipated filing of the Compensation Disclosure. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading "Risk Factors" in the Company's annual information form dated March 30, 2020 for its fiscal year ended December 31, 2019 and other risks identified in the Company's filings with Canadian securities regulators and the United States Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above are not an exhaustive list of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and is inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update such forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Mike McAllister, CPIR
Vice President, Investor Relations
Sierra Metals Inc.
Tel: +1 (416) 366-7777
Email: info@sierrametals.com

Luis Marchese
CEO
Sierra Metals Inc.
Tel: +1 (416) 366-7777